Exhibit 99.2

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

IN U.S. DOLLARS IN THOUSANDS

UNAUDITED

INDEX

Page

Unaudited Condensed Interim Consolidated Statements of Financial Position	F-2

Unaudited Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income or Loss	F-3

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity (Deficit)	F-4 – F-5

Unaudited Condensed Interim Consolidated Statements of Cash Flows	F-6 – F-7

Notes to Unaudited Condensed Interim Consolidated Financial Statements	F-8 – F-11

- - - - - - - - - - - - -

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Unaudited Condensed Interim Consolidated Statements of Financial Position

U.S. dollars in thousands

	June 30,		December 31,
	2024	2023	2023

Cash and cash equivalents	3,790	19,166	11,866
Short-term and restricted bank deposits	25,425	31,956	29,842
Trade receivables	2,922	3,228	3,700
Inventories	3,210	3,113	2,846
Other receivables	1,966	590	1,441
Total current assets	37,313	58,053	49,695

Other receivables	238	277	233
Long-term restricted bank deposits	453	-	440
Property, plant and equipment, net	12,308	4,705	9,228
Right-of-use assets, net	6,852	1,133	6,698
Intangible assets, net	132	198	165
Total non-current assets	19,983	6,313	16,764

Total assets	57,296	64,366	66,459

Current maturities of long-term liabilities	1,496	1,961	1,410
Warrants, net	14,902	*9,683	*7,296
Trade payables and accrued expenses	2,745	3,531	5,528
Other payables	3,468	2,817	3,891
Total current liabilities	22,611	17,992	18,125

Liabilities in respect of IIA grants	8,009	7,806	7,677
Liabilities in respect of TEVA	1,962	2,529	2,256
Lease liabilities	6,355	677	6,350
Severance pay liability, net	490	433	456
Total non-current liabilities	16,816	11,445	16,739

Total liabilities	39,427	29,437	34,864

Shareholders' equity:
Ordinary shares of NIS 0.07 par value:
Authorized: 20,000,000 shares as of June 30, 2024 and December 31, 2023; 12,857,143 as of June 30, 2023; Issued and Outstanding: 9,286,252 as of June 30, 2024; 9,221,764 as of December 31, 2023 and 9,216,520 as of June 30, 2023	186	184	184
Share premium	208,547	205,642	206,251
Foreign currency translation adjustments	(8)	(14)	(18)
Accumulated deficit	(190,856)	(170,883)	(174,822)
Total equity	17,869	34,929	31,595

Total liabilities and equity	57,296	64,366	66,459

The accompanying notes are an integral part of the interim financial statements.

* Reclassified, see note 2c

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Unaudited Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income or Loss

U.S. dollars in thousands (except of share and per share data)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2024	2023	2024	2023	2023
Revenues from sale of products	3,202	2,358	1,506	1,206	6,261
Revenues from development services	6,727	6,149	3,504	3,534	12,265
Revenues from license agreements and royalties	98	65	53	33	160
Total revenues	10,027	8,572	5,063	4,773	18,686

Cost of revenues from sale of products	3,144	1,436	1,558	628	4,927
Cost of revenues from development services	5,821	5,170	3,055	3,005	10,177
Cost of revenues from license agreements and royalties	8	3	3	3	4
Total cost of revenues	8,973	6,609	4,616	3,636	15,108

Gross profit	1,054	1,963	447	1,137	3,578

Research and development	3,368	4,126	1,898	2,024	7,467
Selling and marketing	2,403	2,438	1,224	1,332	4,844
General and administrative	3,501	3,770	1,809	1,788	6,768
Other income	-	-	-	-	(211)
Total operating expenses	9,272	10,334	4,931	5,144	18,868

Operating loss	(8,218)	(8,371)	(4,484)	(4,007)	(15,290)

Financial income	1,171	7,480	582	5,828	10,651
Financial expenses	(8,965)	(1,869)	(2,405)	(893)	(1,892)
Financing income (expenses), net	(7,794)	5,611	(1,823)	4,935	8,759

Profit (loss) before taxes on income	(16,012)	(2,760)	(6,307)	928	(6,531)

Taxes on income	(22)	(17)	2	(12)	(185)
Net profit (loss)	(16,034)	(2,777)	(6,305)	916	(6,716)

Other comprehensive income (loss):
Foreign currency translation adjustments	10	(9)	2	-	(13)

Total comprehensive profit (loss)	(16,024)	(2,786)	(6,303)	916	(6,729)

Profit (loss) per share data:
Basic and diluted net profit (loss) per share - USD	(1.73)	(0.32)	(0.68)	0.10	(0.75)
Number of shares used in calculating basic and diluted profit (loss) per share	9,256,862	8,803,065	9,279,370	9,208,902	9,013,144

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity (Deficit)

U.S. dollars in thousands

	Share capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total equity (deficit)
Balance as of April 1, 2024	185	207,575	(10)	(184,551)	23,199

Loss for the period	-	-	-	(6,305)	(6,305)
Other comprehensive income	-	-	2	-	2
Total comprehensive income	-	-	2	(6,305)	(6,303)
Exercise of warrants	1	214	-	-	215
Share-based compensation	-	758	-	-	758

Balance as of June 30, 2024 (unaudited)	186	208,547	(8)	(190,856)	17,869

Balance as of April 1, 2023	183	204,930	(14)	(171,799)	33,300

Profit for the period	-	-	-	916	916
Other comprehensive income	-	-	-	-	-
Total comprehensive income	-	-	-	916	916
Issuance expenses	-	-	-	-	-
Exercise of options	1	-	-	-	1

Share-based compensation	-	712	-	-	712

Balance as of June 30, 2023 (unaudited)	184	205,642	(14)	(170,883)	34,929

(*) Represents less than $ 1.

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity (Deficit)

U.S. dollars in thousands

	Share capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total equity (deficit)
Balance as of December 31, 2023 (audited)	184	206,251	(18)	(174,822)	31,595
Loss for the period	-	-	-	(16,034)	(16,034)
Other comprehensive (loss)	-	-	10	-	10
Total comprehensive (loss)	-	-	10	(16,034)	(16,024)
Exercise of warrants	2	1,026	-	-	1,028
Share-based compensation	-	1,270	-	-	1,270
Balance as of June 30, 2024 (unaudited)	186	208,547	(8)	(190,856)	17,869

Balance as of December 31, 2022 (audited)	143	178,882	(5)	(168,106)	10,914
Loss for the period	-	-	-	(2,777)	(2,777)
Other comprehensive (loss)	-	-	(9)	-	(9)
Total comprehensive (loss)	-	-	(9)	(2,777)	(2,786)
Issuance of ordinary shares, net of issuance expenses	40	25,429	-	-	25,469
Exercise of options	1	-	-	-	1
Share-based compensation	-	1,331	-	-	1,331
Balance as of June 30, 2023 (unaudited)	184	205,642	(14)	(170,883)	34,929

Balance as of December 31, 2022 (audited)	143	178,882	(5)	(168,106)	10,914

Net loss	-	-	-	(6,716)	(6,716)
Other comprehensive loss	-	-	(13)	-	(13)
Total comprehensive loss	-	-	(13)	(6,716)	(6,729)
Exercise of RSU	1	-	-	-	1
Issuance of ordinary shares, net of issuance expenses	40	25,429	-	-	25,469
Share-based compensation	-	1,940	-	-	1,940
Balance as of December 31, 2023 (audited)	184	206,251	(18)	(174,822)	31,595

(*)          Represents less than $ 1.

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Unaudited Condensed Interim Consolidated Statements of Cash Flows

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2024	2023	2024	2023	2023
Cash flows from operating activities:
Net profit (loss)	(16,034)	(2,777)	(6,305)	916	(6,716)

Adjustments to reconcile net profit (loss) to net cash used in operating activities:

Adjustments to profit and loss items:
Depreciation and amortization	725	618	357	315	1,303
Share-based compensation	1,270	1,331	758	712	1,940
Revaluation of warrants accounted at fair value	8,007	(5,923)	1,927	(4,990)	(8,310)
Revaluation of liabilities in respect of IIA grants	470	492	237	233	427
Revaluation of liabilities in respect of TEVA	206	241	99	119	468
Financing income and exchange differences of lease liability	17	(22)	(11)	(9)	257
Increase in severance pay liability, net	48	67	13	(10)	83
Other income	-	-	-	-	(211)
Financial income, net	(918)	(1,005)	(405)	(759)	(2,231)
Un-realized foreign currency loss	78	466	11	120	189
	9,903	(3,735)	2,986	(4,269)	(6,085)
Changes in asset and liability items:
Decrease (increase) in trade receivables	753	6,115	876	(707)	5,658
Decrease (increase) in inventories	(345)	(1,162)	103	(579)	(906)
Decrease (increase) in other receivables	(574)	122	(459)	435	(894)
Increase (decrease) in trade payables and accrued expenses	(1,900)	(1,636)	(530)	312	(594)
Decrease in other payables	(34)	(1,526)	(294)	(1,359)	(928)
	(2,100)	1,913	(304)	(1,898)	2,336

Net cash used in operating activities	(8,231)	(4,599)	(3,623)	(5,251)	(10,465)

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Unaudited Condensed Interim Consolidated Statements of Cash Flows

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2024	2023	2024	2023	2023

Cash Flows from Investing Activities:

Purchase of property and equipment	(4,275)	(2,570)	(3,016)	(1,065)	(6,464)
Interest received	1,127	879	522	577	1,947
Proceeds from (investment in) short term bank deposits, net	4,209	(31,830)	5,339	(25,590)	(29,804)

Net cash provided by (used in) investing activities	1,061	(33,521)	2,845	(26,078)	(34,321)

Cash Flows from Financing Activities:

Repayment of leases liabilities	(458)	(334)	(214)	(157)	(778)
Proceeds from exercise of warrants	610	(* )	111	(* )	-
Proceeds from issuance of shares and warrants, net	-	24,909	-	(248)	24,909
Repayment of IIA grants, net	(120)	(310)	-	-	(380)
Repayment of liabilities in respect of TEVA	(834)	(417)	-	-	(834)

Net cash provided by (used in) financing activities	(802)	23,848	(103)	(405)	22,917

Exchange rate differences on cash and cash equivalent balances	(104)	(457)	(15)	(120)	(160)

Decrease in cash and cash equivalents	(8,076)	(14,729)	(896)	(31,854)	(22,029)

Balance of cash and cash equivalents at the beginning of the period	11,866	33,895	4,686	51,020	33,895

Balance of cash and cash equivalents at the end of the period	3,790	19,166	3,790	19,166	11,866

Supplement disclosure of Non-cash transactions:
ROU asset, net recognized with corresponding lease liability	365	154	-	102	6,825
Purchase of property and equipment	(142)	-	(43)	-	(1,011)

* Represents an amount lower than $1.

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to Unaudited Condensed Interim Consolidated Financial Statements

U.S. dollars in thousands

Note 1:	General

a.	Description of the Company and its operations:

MediWound Ltd. Was incorporated in Israel in January 2000. The Company which is located in Yavne, Israel (The "Company" or "MediWound"), is biopharmaceutical company that develops, manufactures and commercializes novel, cost effective, bio-therapeutic, non-surgical solutions for tissue repair and regeneration. The Company’s strategy leverages its breakthrough enzymatic technology platform into diversified portfolio of biotherapeutics across multiple indications to pioneer solutions for unmet medical needs. The Company’s current portfolio is focused on next-generation protein-based therapies for burn care, wound care and tissue repair.

The Company's first innovative biopharmaceutical product, Nexobrid, has received in December 2022, an approval from the U.S. Food and Drug Administration (“FDA”) and marketing approval in each of India, Switzerland and Japan. In addition, it has a marketing authorization from the European Medicines Agency (“EMA”) and regulatory agencies in other international markets for removal of dead or damaged tissue, known as eschar, in adults with deep partial and full thickness thermal burns.

The Company commercialize Nexobrid globally through multiple sales channels.

The Company sells Nexobrid to burn centers in the European Union, United Kingdom and Israel, primarily through its commercial organizations.

The Company has established local distribution channels in multiple international markets, focusing on Asia Pacific, EMEA, CEE and LATAM, which local distributors are also responsible for obtaining local marketing authorization within the relevant territories.

In the United States, the Company entered into an exclusive license and supply agreements with Vericel Corporation (“Vericel”) to commercialize Nexobrid in North America upon FDA approval. On September 21, 2023, the Company announced the U.S. commercial availability of Nexobrid® for the removal of eschar in adults with deep partial- and/or full-thickness thermal burns.

On September 20, 2022, The Company announced that EMA has validated for review the Type II Variation to expand the currently approved indication for Nexobrid (removal of eschar in adults with deep partial-and full-thickness thermal burn wounds) into the pediatric population.

The Company’s second investigational next-generation enzymatic therapy product, EscharEx, a topical biological drug being developed for debridement of chronic and other hard-to-heal wounds.

The Company expected to initiate the Phase III study in the second half of 2024.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to Unaudited Condensed Interim Consolidated Financial Statements

U.S. dollars in thousands

Note 1:	General (Cont.)

b.	The Company's securities are listed for trading on NASDAQ since March 2014.

c.
The Company has three wholly owned subsidiaries: MediWound Germany GmbH, acting as Europe (“EU”) marketing authorization holder and EU sales and marketing arm, and MediWound UK Limited and MediWound US, Inc. which are currently inactive companies.

d.
In October 2023, Israel was attacked by a terrorist organization and entered a state of war. As of the date of these consolidated financial statements, the war in Israel is ongoing and continues to evolve. The company’s head quarter, manufacturing and R&D facilities are located in Israel. Currently, such activities in Israel remain largely unaffected. During the first half of 2024, the impact of this war on the company’s results of operations and financial condition was immaterial.

e.	BARDA Contracts

In September 2015, the Company was awarded BARDA Contract for treatment of thermal burn injuries. This contract was amended multiple times to extend its term until September 2024 and its total value, up to a total amount of $175,000 as of the end of 2023. On May 11 2024 the company signed an extension to the contracts with BARDA until September 2025.

As of June 30, 2024, the Company has received approximately $92,065 in total funding from BARDA under the first contract, and an additional $16,500 for procurement of Nexobrid for U.S. emergency preparedness, which were recorded at the net amount of approximately $10,500 following the split of gross profit agreement with Vericel for the initial BARDA procurement.

f.	DOD and MTEC contracts:

On February 17, 2022, the Company was entered into a contract with the U.S. Department of Defense (DoD), through the Medical Technology Enterprise Consortium (MTEC), to develop Nexobrid as a non-surgical solution for field-care burn treatment for the U.S. Army. The contract provides funding up to $2,727.

During 2023, the DoD through MTEC awarded the Company additional funding of $9,117 in addition, the company awarded directly through MTEC funding of $1,190, to advance the development of a new temperature stable formulation of Nexobrid. In May 2024 the Company was awarded an additional funding of $1,557 from the DoD through MTEC. The total funding from the DoD and MTEC is $14,591.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to Unaudited Condensed Interim Consolidated Financial Statements

U.S. dollars in thousands

Note 1:	General (Cont.)

g.	In June 2024, the Company signed new agreements with suppliers to precure services totaling $3,300 for the Phase III clinical trial of EscharEx, covering a period of two years.

h.
The accompanying consolidated financial statements have been prepared on a basis which assumes that the Company will continue as a going concern. From inception to June 30, 2024, the Company has incurred cash outflows from operations, losses from operations, and has an accumulated deficit of $190.9 million.

The Company believes that its existing cash and cash equivalents, short-term and restricted bank deposits of $29.2 million as of June 30, 2024, will be sufficient to fund its operations and capital expenditure for at least twelve months from the date of issuance of these consolidated financial statements.

Note 2:	Material Accounting Policies

The following accounting policies have been applied consistently in the financial statements for all periods presented unless otherwise stated.

a.	Basis of presentation of financial statements:

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

b.	Basis of preparation of the interim consolidated financial statements:

The interim condensed consolidated financial statements for the six and three months ended June 30, 2024, have been prepared in accordance with IAS 34 "Interim Financial Reporting".

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements as at and for the year ended December 31, 2023 (hereinafter – “the annual financial statements”). These condensed consolidated interim financial statements were authorized for issue by the Group’s Board of Directors on August 14, 2024.

c.
Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current (amendment to IAS 1).

As a result of applying the Amendment the warrants presented in these financial statements were classified as a current liability pursuant to the conversion option.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to Unaudited Condensed Interim Consolidated Financial Statements

U.S. dollars in thousands

Note 3:	Equity

1.
On February 26, 2024, the Company granted 316,165 share options to employees, officers, board members, CEO and several consultants at an exercise price of $12.73 per share and 30,482 RSUs. The share options and the RSUs vest over a period of 1-4 years. The grants to the directors and CEO were subject to approval at the next annual shareholders' meeting. The grants to the directors and CEO were approved in the annual shareholders' meeting held on July 9 ,2024.

2.
During the first half of 2024, 46,456 Series A warrants were exercised to the Company ordinary shares at an exercise price of $13.475 per ordinary share, in accordance with the terms of the Series A warrants.

Note 4:	Subsequent events

1.
On July 15, 2024, the Company entered into a definitive share purchase agreement. The agreement includes the sale and purchase of 1,453,488 shares of the Company’s ordinary shares, each with a par value NIS 0.07 (the “Ordinary Shares”), in a private investment in public equity (the “PIPE Offering”). The purchase price is set at $17.20 per share. The gross proceeds from the PIPE Offering are $25,000.

2.

Concurrently with the PIPE offering, on July 15, 2024, the Company and Teva Pharmaceutical Industries Ltd. (“Teva”) entered into Amendment No. 2 (the “Amendment”) to the settlement agreement and mutual general release, dated March 24, 2019, as previously amended by Amendment No. 1, dated December 13, 2020, by and between the Company and Teva (the “Agreement”). Under the terms of the Amendment, the Company will pay Teva $4,000 as the final payment due from the Company under the Agreement, with 50% of such prepayment in cash and 50% in the form of ordinary shares of the Company to be issued by the Company to Teva (as part of the PIPE offering), all in accordance with the terms and timeframe specified in the Amendment (“The transaction”). As a result of the transaction, the company will record financial expenses of $550 and the liability in respect of TEVA will be settled.

3.	On July 16, 2024, 44,573 Series A warrants were exercised to the Company ordinary shares at an exercise price of $13.475 per ordinary share, in accordance with the terms of the Series A warrants.

4.	Following the PIPE offering, exercise of Series A warrants, and exercise of options, the Company’s updated number of Issued and Outstanding shares are 10,786,423.

5.
On July 16, 2024, the company was selected to receive €16,250 in blended funding from the European Innovation Council (EIC) through its accelerator program. Funding of €2,500 is expected to be received as a grant, and €13,750 as an investment. The terms of the investment are currently being negotiated.

6.	In July 2024, the Company signed new agreements with suppliers to procure services totaling $6,086 for the Phase III clinical trial of EscharEx, covering a period of two years.